Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “company”)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR: JEANINE MABUNDA LIOKO

London, 28 January 2013 - Randgold Resources has appointed Jeanine Mabunda Lioko as an independent non-executive director with effect from 28 January 2013.

Mrs Mabunda Lioko has held various management and technical positions in the Democratic Republic of the Congo’s finance industry, including working for Citigroup. In 1998, she became an advisor to the cabinet of the Governor of Banque Centrale du Congo where she was involved in the ongoing negotiations with the IMF and World Bank as well as participating in the Kimberley Process.

From February 2007 to March 2012, she was the Minister of Portfolio of the DRC and now is a serving member of the National Assembly of the DRC, representing the Equateur Province.

She was educated in Brussels, Belgium, and holds a degree in law from the Catholic University of Louvain and a postgraduate degree in Commercial Science from the ICHEC Brussels Management School.

Welcoming her to the board, Randgold Resources chairman Philippe Liétard, said Jeanine is a highly respected professional, with many years’ experience in both the private and public sectors, and a deep knowledge of the African environment within which the company operates.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com